[Letterhead of Mantyla, McReynolds and Associates]


                                              December 17, 1998

United States Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549


Re: Consent to be named in the S-8 Registration Statement of Micro-Hydro Power, Inc., a Delaware corporation (the "Registrant"), SEC File No. 0-21733, to be filed on or about December 18, 1998, covering the registration and issuance of 300,000 shares of common stock to seven individual consultants


Ladies and Gentlemen:

          We hereby consent to the use of our report for the years ended December 31, 1997 and 1996, dated February 27, 1998, in the above referenced Registration Statement. We also consent to the use of our name as experts in such Registration Statement.

                                          Sincerely,

                                          Mantyla, McReynolds and Associates

                                          /s/ Kim G. McReynolds, C.P.A.